UNIVEC
4810 Seton Drive
Baltimore, MD 21215
Telephone: (410) 347-9959
Fax: (410) 347-1542

Securities and Exchange Commission	January 11, 2006
Washington, D.C. 20549

Re: Univec, Inc. (Registrant)
File No. 000-22413

Gentlemen,
This letter is in response to the Securities and Exchange Commission (SEC) comment letter to the above referenced Registrant dated December 20, 2005. This letter addressed the Registrant’s Form 10-KSB for the Year Ended December 31, 2004 and the Forms 10-QSB for the Quarters Ended March 31, 2005 June 30, 2005 and September 30, 2005 respectively.

SEC comment number:

1)	General

The 2003 information for the MD&A in the Form 10-KSB amendment, which is being filed in compliance with the changes defined in this letter.

2)	Item 8A. Controls and Procedures

In response to comment # 2 regarding controls and procedures, we have revised Item 8A in the Form 10-KSB. The evaluation dating has been revised to be as of December 31, 2004, which is the end of the period covered by the report.

3)	Item 8A. Controls and Procedures

Our revision of Item 8A referred to in comment #2.above, includes removal of prior controls and procedures disclosure. Also, the reference to SEC Release 33-8350 has been eliminated.

4)	Report of Independent Registered Public Accounting Firm

The auditor’s report has been revised in Form 10-KSB Amendment 2. This revision addresses the question raised by the 12/20/2005 SEC comment letter Item 4.

5)	Consolidated Statement of Operations

The Consolidated Statement of Operations has been revised in the Form 10-KSB in accordance with your comment #5. All appropriate financial statements have been labeled as restated. The applicable reconciliation has been moved to the rewritten Note 2.

6)	Note 2 Restatement

The restated net loss has not changed because the additional recognized net loss was offset by $101,388 general and administrative expenses are related to professional fees, which are properly attributable to the 2004 accounting period.

Note 2 has been rewritten to provide a proper statement as to the nature of all adjustments made to the 2003 Consolidated Statement of Operations.

Note 2 has been rewritten to address all of the accounting adjustments listed in the enclosed table, which we believe adds to the readers understanding of the restatement.

7)	Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows has been “restated” in the amended Form 10-KSB, which is being filed in compliance with the changes defined in this letter. The appropriate restatement label is provided therein.

8)	Consolidated Statement of Cash Flows

The Company has labeled the appropriate 2003 financial information as being “restated” in the amended Form 10-KSB, which is being filed in compliance with the changes defined in this letter.

9)	Note 2 Restatement

As mentioned previously, Note 2 Restatement has been rewritten ” in the amended Form 10-KSB, which is being filed in compliance with the changes defined in this letter.

10)	Revenue Recognition

PPSI, a wholly owned subsidiary, has the latitude to establish prices for goods within competitive guidelines established in the GPO marketplace, which is widely recognized to provide a restrictive gross profit on such goods. The Company retains the right to select the goods supplier. Because these are pharmaceutical drugs, their usage is restricted by a doctor’s prescription. However, in response to your comment #10, we have not named PSI, a related party.

In further response to your comment #10, you should note that Note 17 Concentrations has been revised in the amended Form 10-KSB, which is being filed in compliance with the changes defined in this letter. This report states that the PPSI and PSI prices are set in accordance with competitive Group Purchasing Organization market prices.  Further the amended Form 10-KSB reports PSI payments to PPSI of  $19,046,224 during 2004.

In further response to your comment #10, the restricted gross profit margins are quite common within the very competitive GPO industry. The low prices offered by other GPO’s confine PPSI’s ability to raise pharmaceutical drug prices and continue to retain the business. Finally, the December 31, 2003 (0.01)% negative gross profit is a direct result of incurring $381,949 in one-time patron cost adjustments.

In further response to your comment #10, the Company has revised Note 17 in the amended Form 10-KSB to more absolutely describe the inventory risk exerted by PPSI in its GPO operations.

Your comment #10 states that the Company shares office space with our primary GPO customer. statement is incorrect. On page 9 of our prior Form 10-KSB the Company stated that it shares office space with an affiliated company. However, it was incorrect of you to assume that this affiliate is PSI.

Finally, your comment #10 asks several questions regarding PPSI inventory. As previously stated, Note 17 has been revised to remove the reference to PPSI’s inventory risk over the pharmaceutical drugs sold through its GPO. Therefore, your final paragraph questions in comment #10 are not applicable to the Company.

11)	Concentrations, Note 17

As noted in our response to comment #10 above, Pharmacy Services Inc. (PSI) is named as a related party in Note 17 of the amended Form 10-KSB. This revision is in accordance with SFAS 57. The appropriate disclosures have been provided.

12)	Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005

As a result of these comments and amendment to Form 10-KSB for the year-ended December 31, 2005, no amendments are required to the Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005

In Form 8-K amendment 2 at June 9, 2005, which is presently being filed with the SEC, any reference to a difference regarding accounting principles with the prior auditor is completely eliminated.

The Registrant acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures contained in its filings with the SEC.

•	Any SEC staff comments or changes to any disclosures made in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Univec, Inc.

Date: January 11, 2006	By:	/s/ David Dalton
David Dalton
Chief Executive Officer